FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                          Contact: Dan Suesskind
                                          Chief Financial Officer
                                          Teva Pharmaceutical Industries Ltd.
                                          (011) 972-2-589-2840
                                          George Barrett
                                          President and CEO
                                          Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                          Liraz Kalif / Kevin Mannix
                                          Teva Investor Relations
                                          (011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES TENTATIVE APPROVAL OF SUMATRIPTAN SUCCINATE TABLETS

Jerusalem, Israel, November 29, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) for Sumatriptan Succinate Tablets, 25 mg, 50 mg and 100 mg. Final approval is expected upon expiry of patent protection for the brand product in February 2009.

Upon final approval, Teva's Sumatriptan Succinate Tablets will be the AB-rated generic equivalent of GlaxoSmithKline's Imitrex® Tablets, indicated for acute treatment of migraine headaches.

The brand product had annual sales of approximately $910 million for the twelve months ended September 2006, based on IMS sales data.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: November 29, 2006